Hydromer, Inc.	35 Industrial Parkway · Branchburg, NJ 08876 · U.S.A.
Tel: (908) 722-5000 · Fax (908) 526-3633 · http://www.hydromer.com
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January 24, 2011

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Re: File No. 001-31238

To whom it may concern,

We apologize for the delay in our response (beyond the ten business days) as we were awaiting clarification on a few details before filing and as we expected to file shortly beyond the initial due date, we did not request an extension. Nonetheless, herewith are our responses to your January 4, 2011 correspondence:

1.      Agreed. The Facing Sheet format we filed was not in accordance with the requirements of Form 10-K (specifically as to Releases 33-8876 and 33-9002).

2.      Agreed. The Commission File Number reflected on our filing was not as referenced above.

Although our Form 10-K cover page is in requirement of amendment (1. & 2. above), we believe that our shareholders (no greater than 44.5% are non-affiliated shareholders) were not impacted by the lack of the correct form [disclosures] but moreso, would be confused by an amendment despite detail specifications of what was being amended. Attached is what the amended 10-K cover page for June 30, 2011 would look like. We will use the appropriate form/file number in future filings.

3.      Agreed. For future filings, we will use the Table of Contents in compliance with the requirements of Form 10-K (Regulation S-K and S-X).

4.      Agreed. There were some Validation errors to our XBRL filing of our September 30, 2011 10-Q which we thought did not hold up our actual XBRL filing. We have filed a 10-Q/A to reflect the missing XBRL filing.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosure in the filings

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Robert Y. Lee

Robert Y. Lee, CPA, MBA

Chief Financial Officer